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                         FORM OF SUMMARY ADVERTISEMENT

                                                               EXHIBIT (A)(5)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PolyMedica Corporation. The tender offer (as defined below) is made solely by the Offer to Purchase dated May 26, 2005 and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Morgan Stanley & Co. Incorporated, the Dealer Manager for this tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                                       BY
                             POLYMEDICA CORPORATION
   UP TO 4,878,048 SHARES OF ITS COMMON STOCK (INCLUDING THE ASSOCIATED STOCK
                                PURCHASE RIGHTS)
          AT A PURCHASE PRICE OF NOT GREATER THAN $34.50 NOR LESS THAN
                                $30.75 PER SHARE

PolyMedica Corporation, a Massachusetts corporation (the "Company"), invites holders of its common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), to tender their Shares at prices specified by such shareholders, not greater than $34.50 nor less than $30.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the tender offer.

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 23, 2005 (THE "EXPIRATION DATE"), UNLESS THE TENDER OFFER IS EXTENDED.

THE TENDER OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE.

Upon the terms and subject to the conditions of the tender offer, the Company will determine a single price (the "purchase price"), not greater than $34.50 nor less than $30.75 per Share, that it will pay for the Shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest price that will allow it to purchase Shares with an aggregate purchase price of $150 million or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. The Company will purchase all the Shares validly tendered at prices at or below the purchase price prior to the Expiration Date upon the terms and subject to the conditions of the tender offer, including odd lot, proration and conditional tender provisions. If more than 4,878,048 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase Shares on the following basis:

      (a) first, all Shares properly tendered from all holders of odd lots (as defined in the Offer to Purchase) who tender all Shares owned beneficially or of record at a price at or below the purchase price (partial tenders will not qualify for this preference),

      (b) second, all other Shares tendered at or below the purchase price, on a pro rata basis subject to the conditional tender provisions described in
      Section 6 of the Offer to Purchase, and

      (c) third, if necessary to permit the Company to purchase Shares with an aggregate purchase price of $150 million (or such greater aggregate purchase price as the Company may elect to purchase, subject to applicable law), Shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied by random lot, to the extent feasible. To be eligible for such purchase shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

All other Shares that have been tendered and not purchased will be returned to shareholders promptly after the Expiration Date. The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the
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term "Expiration Date" shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder's Shares.

In the event the purchase price is less than the maximum price of $37.50 per Share and more than 4,878,048 Shares are tendered in the tender offer at or below the purchase price, the Company may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the tender offer so that it will repurchase up to 5,437,022 of its Shares.

Tenders of Shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 Midnight, New York City time, on July 22, 2005. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an eligible institution (as set forth in Section 4 of the Offer to Purchase), except in the case of Shares tendered by an eligible institution, must be submitted prior to the release of such Shares. Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn. In the case of Shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment Shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the tender offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the tender offer.

Payment for Shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an agent's message in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

After a thorough evaluation of the Company's capital needs, financial condition, strategies and possible uses of its cash, the Company's Board of Directors determined that a repurchase of Shares with an aggregate purchase price of $150 million through a modified "Dutch Auction" tender offer would be a desirable use of its capital to provide value to shareholders. The midpoint of the tender offer price range represents approximately a 5.9% premium to the closing price of $30.80 per Share, as of May 25, 2005 the last full trading day prior to the date of the announcement of the tender offer. The tender offer also permits shareholders who elect not to tender to retain a greater percentage ownership following the tender offer and thus in the Company's future earnings and assets and bear the attendant risks associated with owning the Company's Shares.

THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THIS TENDER OFFER. HOWEVER, NEITHER THE COMPANY NOR THE BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL SHARES OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY WILL TENDER THE SHARES. THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED THE COMPANY THAT THEY WILL NOT TENDER SHARES IN THE TENDER OFFER.

The receipt of cash by shareholders for tendered Shares purchased by the Company in the tender offer will generally be treated for United States Federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a dividend. Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States Federal income tax consequences of participating in the tender offer.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company's expense


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from the Information Agent at the address and telephone number set out below.
Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

                 The Information Agent for the tender offer is:
                             THE ALTMAN GROUP, INC.
                             1275 Valley Brook Ave
                              Lyndhurst, NJ 07071
                           Telephone: (800) 443-5182

                  The Dealer Manager for the tender offer is:

                                 MORGAN STANLEY
                                 1585 Broadway
                               New York, NY 10036
                           Telephone: (866) 818-4954


May 26, 2005


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